

September 14, 2012

Via E-mail
Mr. Douglas E. Coltharp
Executive Vice President and Chief Financial Officer
HealthSouth Corporation
3660 Grandview Parkway, Suite 200
Birmingham, Alabama 35243

> **Re:** **HealthSouth Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 23, 2012**
> **File No. 001-10315**

Dear Mr. Coltharp:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
1. Summary of Significant Accounting Policies
Revenue Recognition, page F-15

1. You disclose that you provide care to patients who are financially unable to pay for the healthcare services they receive. Please provide us proposed disclosure to be included in future periodic reports that expands this disclosure to provide more specificity about your policy as to those who qualify for charity care and that provides the level of charity care provided as measured based on your costs. Also include in your disclosure the method used to identify or estimate these costs and, as applicable, the amount of funds received to offset or subsidize charity services provided. Refer to ASC 954-605-50-3.

2. Business Combinations, page F-24

2. On page F-25 you indicate that goodwill represents the excess of purchase price over the acquired assets and assumed liabilities. You also refer to purchase price allocations. Please provide us proposed revised disclosure to be included in future periodic reports that:

- Clarifies what you mean by the purchase price. In this regard, under SFAS 141, the purchase price was generally considered the cost of an acquisition, including consideration paid plus the direct transaction costs of the business combination. Under ASC 805-30-30-7 only the consideration transferred to the seller is included in the acquisition method determination of goodwill.
- Removes reference to a purchase price allocation as that is a construct of the purchase method. Under the acquisition method, assets acquired and liabilities assumed are generally recorded at fair value and goodwill is determined by the excess of the fair value of the consideration conveyed to the seller over the fair value of the net assets acquired.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Mark Brunhofer, Accounting Reviewer, at (202) 551-3638 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant